Fact Sheet for Term Sheet No. 1930B Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated: January 28, 2014

Return Enhanced Notes (REN) Linked to an Equally Weighted Basket of Three Stocks due February 19, 2015
Leveraged upside up to a cap, full downside exposure

General

The notes are designed for investors who seek a return at maturity of two times the potential positive performance (if any) of an equally weighted basket (the "**Basket**") of three component stocks up to a Maximum Return on the notes of 22.40%. However, if the Final Basket Level is less than the Initial Basket Level, investors will lose 1.00% of their initial investment for every 1.00% by which the Final Basket Level is less than the Initial Basket Level. The notes do not pay coupons or dividends and investors should be willing to lose some or all of their investment if the Final Basket Level is less than the Initial Basket Level. Any payment on the notes is subject to the credit of the Issuer.

Note Characteristics

- Potential for enhanced returns by the Upside Leverage Factor of 2 up to the Maximum Return.
- Full downside exposure if the Final Basket Level is less than the Initial Basket Level.

Risk Considerations

- Appreciation potential capped by the Maximum Return.
- You will lose some or all of your investment in the notes if the Final Basket Level is less than the Initial Basket Level.
- Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return on the initial investment at maturity.
- Any payment on the notes is subject to the creditworthiness of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.
- Additional risk factors can be found on the last three pages of this fact sheet.

Hypothetical Return at Maturity

Note Payoff at Maturity
Cash Investment In Basket
Maximum Return is 22.40%
Return on Notes (%)
Basket Return (%)
80
60
40
20
0
-20
-40
-60
-80
-100
-100
-50
0
50

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Summary of Indicative Terms

CUSIP: 25152RHH9

Issuer: Deutsche Bank AG, London Branch

Issue Price: 100% of the Face Amount

Face Amount: $1,000 per note

Maturity/Tenor: Approximately 12 months

Basket: The notes are linked to an equally weighted basket consisting of three component stocks (each a "**Basket Component**" and collectively, the "**Basket Components**").

Basket Component	Ticker Symbol	Basket Component Weighting	Initial Stock Price
Common stock of Bank of American Corporation	BAC	1/3	$
Common stock of Citigroup Inc.	C	1/3	$
Common stock of Prudential Financial, Inc.	PRU	1/3	$

Upside Leverage Factor: 2

Payment at Maturity:
- If the Final Basket Level is greater than the Initial Basket Level:
  $1,000 + [$1,000 x the lesser of (i) Basket Return x Upside Leverage Factor and (ii) the Maximum Return]
- If the Final Basket Level is equal to the Initial Basket Level:
  $1,000
- If the Final Basket Level is less than the Initial Basket Level:
  $1,000 + ($1,000 x Basket Return)

Basket Return:

$$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$$

Initial Basket Level: Set equal to 100 on the Trade Date

Final Basket Level: The arithmetic average of the Basket Levels on the Averaging Dates

Basket Level: The Basket Level on each Averaging Date will be calculated as follows:
100 x [1 + the sum of the Basket Component Return of each Basket Component x (1/3)]

Basket Component Return: With respect to each Basket Component, the performance of such Basket Component from its Initial Stock Price to its Final Stock Price on the applicable Averaging Date, calculated as follows:

$$\frac{\text{Final Stock Price} - \text{Initial Stock Price}}{\text{Initial Stock Price}}$$

With respect to each Basket Component, the Basket Component Return may be positive, zero or negative

Initial Stock Price: With respect to each Basket Component, the Closing Price of such Basket Component on the Trade Date

Final Stock Price: With respect to each Basket Component, the Closing Price of such Basket Component on the applicable Averaging Date

Closing Price: With respect to each Basket Component, on any trading day, the last reported sale price of one share of the Basket Component on its relevant exchange *multiplied by* the then-current Stock Adjustment Factor, as determined by the calculation agent.

Stock Adjustment Factor: With respect to each Basket Component, initially 1.0, subject to adjustment upon the occurrence of certain corporate events affecting the Basket Component. See "Description of Securities — Anti-Dilution Adjustments for Reference Stock" in the product supplement accompanying term sheet No. 1930B.

Trade Date: January 31, 2014

Settlement Date: February 5, 2014

Averaging Dates: February 9, 2015, February 10, 2015, February 11, 2015, February 12, 2015 and February 13, 2015

Maturity Date: February 19, 2015

Fees and Commissions: JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 1930B.

The Issuer's estimated value of the notes on the Trade Date is approximately $958.60 to $978.60 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see "Issuer's Estimated Value of the Notes" in the accompanying term sheet No. 1930B for additional information.

For more information regarding this offering, please refer to the term sheet No. 1930B on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010314000520/dp43418_fwp-ts1930b.htm.

Calculating the Payment at Maturity
For every $1,000 Face Amount of notes, investors will receive at maturity an amount based on the Basket Return, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Hypothetical Payments at Maturity

The hypothetical returns set forth below assume $1,000 of Face Amount of notes, an Upside Leverage Factor of 2 and a Maximum Return on the notes of 22.40%. The actual Maximum Return will be set on the Trade Date.

Hypothetical Basket Return	Hypothetical Return on Notes (%)	Payment at Maturity ($)
100.00%	22.40%	$1,224.00
80.00%	22.40%	$1,224.00
50.00%	22.40%	$1,224.00
20.00%	22.40%	$1,224.00
11.20%	22.40%	$1,224.00
10.00%	20.00%	$1,200.00
5.00%	10.00%	$1,100.00
1.00%	2.00%	$1,020.00
0.00%	0.00%	$1,000.00
-5.00%	-5.00%	$950.00
-10.00%	-10.00%	$900.00
-20.00%	-20.00%	$800.00
-50.00%	-50.00%	$500.00
-80.00%	-80.00%	$200.00
-100.00%	-100.00%	$0.00

Selected Risk Factors

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not pay coupons or dividends and do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive, zero or negative.  If the Final Basket Level is less than the Initial Basket Level, you will lose 1.00% of your initial investment for every 1.00% by which the Final Basket Level is less than the Initial Basket Level. Accordingly, you will lose some or all of your investment at maturity. Any payment at maturity is subject to the credit of the Issuer.

YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Basket Level is greater than the Initial Basket Level, for each $1,000 Face Amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the Face Amount, regardless of the appreciation in the level of the Basket, which may be significant.  We refer to this percentage as the Maximum Return, which will be set on the Trade Date and will not be less than 22.40%. Accordingly, the maximum Payment at Maturity is expected to be $1,224.000 for every $1,000 Face Amount of notes.

THE NOTES DO NOT PAY COUPONS —  Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Basket Components would have.

THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive any amount(s) owed to you under the terms of the notes and you could lose your entire investment.

THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes.  The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your notes or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

THE CORRELATION AMONG THE BASKET COMPONENTS COULD CHANGE UNPREDICTABLY — Correlation is the extent to which the prices of the Basket Components increase or decrease to the same degree at the same time. The value of the notes may be adversely affected by increased positive correlation between the Basket Components, in particular when one Basket Component decreases. The value of the notes may also be adversely affected by increased negative correlation between the Basket Components, meaning the positive performance of one or more Basket Components could be entirely offset by the negative performance of one or more other Basket Components.

CHANGES IN THE VALUE OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER — The notes are linked to an equally weighted Basket consisting of three Basket Components. Price movements in the Basket Components may not correlate with each other. At a time when the prices of some of the Basket Components increase, the prices of other Basket Components may not increase as much or may decrease in value. Therefore, in calculating the Final Basket Level, increases in the prices of some of the Basket Components may be moderated, offset or more than offset by lesser increases or decreases in the price of the other Basket Components.

INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN THE BASKET COMPONENTS — The return on your notes may not reflect the return you would realize if you directly invested in the Basket Components. For instance, you will not receive more than the Maximum Return regardless of any potential appreciation of the Basket, which could be significant, even though you will be exposed to the full decline of the Basket at maturity.

ANTI-DILUTION PROTECTION IS LIMITED, AND THE CALCULATION AGENT MAY MAKE ADJUSTMENTS IN ADDITION TO, OR THAT DIFFER FROM, THOSE SET FORTH IN THE PRODUCT SUPPLEMENT ACCOMPANYING TERM SHEET NO. 1930B — The calculation agent will make adjustments to the Stock Adjustment Factor of a Basket Component, which will initially be set at 1.0, for certain events affecting the relevant Basket Component. The calculation agent is not required, however, to make adjustments in response to all corporate actions, including if the issuer of the relevant Basket Component or another party makes a partial tender or partial exchange offer for the Basket Component. If such an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. In addition, you should be aware that the calculation agent may, at its sole discretion, make adjustments to the Stock Adjustment Factor of a Basket Component or any other terms of the notes that are in addition to, or that differ from, those described in the product supplement accompanying term sheet No. 1930B to reflect changes occurring in relation to the relevant Basket Component in circumstances where the calculation agent determines that it is appropriate to reflect those changes to ensure an equitable result. Any alterations to the specified anti-dilution adjustments for the Basket Components described in the product supplement accompanying term sheet No. 1930B may be materially adverse to investors in the notes. You should read “Description of Securities — Anti-Dilution Adjustments for Reference Stock” in the product supplement accompanying term sheet No. 1930B in order to understand the adjustments that may be made to the notes.

WE HAVE NO AFFILIATION WITH THE ISSUER OF THE BASKET COMPONENTS — The issuers of the Basket Components are not affiliates of ours and are not involved in any way in any of our offerings of the notes pursuant to this fact sheet. Consequently, we have no control over the actions of the issuers of the Basket Components, including any corporate actions of the type that would require the calculation agent to adjust the Stock Adjustment Factors, which may adversely affect the value of your notes. The issuers of the Basket Components have no obligation to consider your interest as an investor in the notes in taking any corporate actions that might affect the value of your notes. None of the money you pay for the notes will go to the issuers of the Basket Components.

RISKS ASSOCIATED WITH INVESTMENTS IN STOCKS WITH CONCENTRATION IN THE FINANCIAL SERVICES SECTOR OF THE U.S. EQUITY MARKET — The Basket Components are stocks of companies whose primary business is directly associated with the financial services sector. The Basket Components may be subject to increased price volatility as they are linked to a single industry and may be more susceptible to economic, market, political or regulatory occurrences affecting that industry. In particular, the financial services industry is significantly affected by:

•     current and future regulations affecting the financial services industry
•     changes in capital requirements;

•     U.S. and international economic conditions, including interest rates;
•     compliance costs in response to regulatory oversight; and
•     current and future regulatory investigations of companies in the financial services sector.

In addition, adverse conditions in the financial services industry during the past several years generally has caused an adverse impact in a broad range of markets, including U.S. and international credit and interbank money markets generally, thereby affecting a wide range of financial institutions and markets. Events during the past several years in the financial sector have resulted, and may continue to result, in an unusually high degree of volatility in the financial markets, both domestic and foreign, and caused certain financial services companies to incur large losses. Numerous financial services companies have experienced substantial declines in the valuations of their assets, taken action to raise capital (such as the issuance of debt or equity securities), or even ceased operations. These actions have caused the securities of many financial services companies to experience a dramatic decline in value. Credit losses resulting from financial difficulties of borrowers and financial losses associated with investment activities can negatively impact the sector. Insurance companies may be subject to severe price competition. These or other factors or the absence of such factors could adversely affect the financial services industry and could cause the price of some or all of the Basket Components to decrease during the term of the notes.

IF THE PRICES OF THE BASKET COMPONENTS CHANGE, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER — Your notes may trade quite differently from the Basket Components. Changes in the prices of the Basket Components may not result in comparable changes in the value of your notes.

PAST PERFORMANCE OF THE BASKET COMPONENTS IS NO GUIDE TO FUTURE PERFORMANCE —  The actual performance of the Basket Components over the term of the notes may bear little relation to the historical closing prices of the Basket Components and may bear little relation to the hypothetical return examples set forth elsewhere in this fact sheet. We cannot predict the future performance of the Basket Components or whether the performance of the Basket Components will result in the return of any of your investment.

LACK OF LIQUIDITY —  The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE — While the payment(s) on the notes described in this fact sheet is based on the full Face Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES —  While we expect that, generally, the prices of the Basket Components will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES —  We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Basket Components and make it less likely that you will receive a return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Basket Components on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Basket Components. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

WE, OUR AFFILIATES OR OUR AGENTS, OR JPMORGAN CHASE & CO. OR ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE LEVEL OF THE BASKET TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Basket to which the notes are linked.

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. The calculation agent will determine, among other things, the Final Stock Prices on the specified Averaging Dates, the Basket Component Returns, the Final Basket Level,  the Basket Return and the amount that Deutsche Bank AG will pay you at maturity.  The calculation agent will also be responsible for determining whether a market disruption event has occurred. The determination of a market disruption event by the calculation agent could adversely affect the amount payable at maturity. In addition, the calculation agent retains a degree of discretion about certain adjustments to the Stock Adjustment Factors upon the occurrence of certain corporate events. In performing these duties, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — In determining our tax reporting responsibilities, if any, with respect to the notes, we expect to treat them for U.S. federal income tax purposes as prepaid financial contracts that are not debt. Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity) and (ii) your gain or loss on the notes should be capital gain or loss. However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. For further information, you should review carefully the section of the product supplement accompanying term sheet No. 1930B entitled “U.S. Federal Income Tax Consequences” and the section of the accompanying term sheet entitled “Tax Consequences.”

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the product supplement accompanying term sheet No. 1930B for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1930B and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 1930B and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.